FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces First Quarter 2010 Results
Group Operating Margin at 5%
Market Progressively Strengthening on Increasing Demand
First Signs of Recovery in Sercel
PARIS, France — May 5th 2010 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today its non-audited first quarter 2010 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All 2009 results are reported before restructuring and impairment.
Services results reflect lower priced backlog, Sercel results strengthening
•	Group revenue was $696m, down 18% year-on-year and 7% sequentially as a seasonal decline in multi-client sales masked robust Sercel sales and the noticeable increase in revenue from other Services segments this quarter

•	Group operating margin was 5%, with sequentially stronger Sercel performance, above 22% operating margin, and increased margins across all Services activities offset by the lower contribution from multi-client sales

•	Net income was $1m

•	Net debt to equity ratio maintained at 35%

•	Backlog as of April 1st was relatively stable at $1.5 billion, strengthening at Sercel
First Quarter 2010 key figures

	Fourth Quarter	First Quarter
In million $	2009	2010	2009

Group Revenue	748	696	851
Sercel	215	222	201
Service	562	511	689
Group Operating Income	55	37	131
Margin	7%	5%	15%
Sercel	39	50	54
Margin	18%	22%	27%
Services*	22	14	106
Margin	4%	3%	15%
Net Income	5	1	71
Margin	1%	0%	8%
Net Debt	1,324	1,343	1,517
Net Debt to Equity ratio	35%	35%	36%

CGGVeritas Chairman & CEO, Robert Brunck commented:
“As anticipated, our results in general reflected the weakened commercial conditions that prevailed in the second half of 2009. Sequentially, Services performance was relatively stable as lower multi-client sales were compensated by improved fleet utilization, strong activity in land and a sustained high-level of interest for our advanced processing and imaging technologies. Sercel financial performance increased sequentially, benefiting from the early impact of increasing demand in both volume and technology intensity leading to operational margins strengthening from 18% to 22%.
Looking forward, we anticipate the typical second quarter seasonality with increased vessel transits and demobilization of our Arctic crews. There is also growing confirmation that increasing levels of exploration and production spending will drive a progressive recovery of the seismic market in 2010. We expect improving market conditions to continue to first impact Sercel, while in marine, prices will only strengthen when the growth in demand balances new capacity entering the market, which is expected later in the year.
In this context, our objectives remain focused on reinforcing our technology portfolio in the high-end market, improving our operational performance, managing our costs and generating healthy free cash flow.”
First Quarter 2010 Financial Results
Group Revenue
Group Revenue was down 18% in $ and 23% in € year-on-year, reflecting the lower priced backlog secured in the second half of 2009. Group Revenue was down 7% sequentially in $.

	Fourth
	Quarter	First Quarter		First Quarter
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Revenue	748	696	851	498	648
Sercel Revenue	215	222	201	159	154
Services Revenue	562	511	689	366	525
Eliminations	-29	-37	-39	-26	-30
Marine contract	173	203	373	145	284
Land contract	81	114	132	82	101
Processing	104	94	101	67	77
Multi-client	203	100	82	72	63
MC marine	164	74	70	53	53
MC land	39	26	12	19	9

Sercel
Year-on-year, revenue was up 10% in $ and 3% in €. Sequentially, revenue was up 3% in $ and operating margin increased 4 points to 22% as a result of increasing demand and take up of new and higher-end technology. As in land, recent marine system configurations are increasing in technology intensity with higher streamer counts and longer streamers per vessel.
Internal sales represented 17% of revenue.
Services
Year-on-year, revenue was down 26% in $ and 30% in €. Sequentially revenue was down 9% in $ and operating income was relatively stable as increased margins across all activities were offset by a lower contribution from multi-client.
•	Marine contract revenue was down 46% year-on-year in $ and 49% in €. Sequentially, revenue was up 17% in $, with both an improving vessel availability rate[1] of 90% and production rate[2] of 92%. 79% of the 3D fleet operated on contracts. Our high-end fleet refocusing plan is on track with the last of the 9 vessels planned for decommissioning to be removed by July of 2010. We are continuing to upgrade our fleet with the highly successful Nautilus streamer control and acoustic positioning system.

•	Land contract revenue was down 14% year-on-year in $ and 19% in €. Sequentially revenue was up 40% in $ supported by the typical seasonal effects. We operated a total of 18 crews this quarter with continued strong demand in the Middle East, growing interest for shallow water and OBC operations, and the full impact of winter activity in N. America.

•	Processing & Imaging revenue was down 8% year-on-year in $ and 13% in €. Sequentially revenue was down 10% in $. By contrast, margins strengthened reflecting the success of our unique high-end innovative imaging products. During the quarter we continued deployment of our new geovation platform and opened a new technology center in Brazil.

•	Multi-client revenue was up 22% year-on-year in $ and 15% in €, mainly driven by after sales. Sequentially, revenue was down 51% in $ from a high level of sales in the fourth quarter of 2009. Capex was $87 million (€62 million). The amortization rate averaged 55%, with 77% in land and 48% in marine. Net Book Value of the library at the end of March was at $709 million.
Multi-client marine revenue was sequentially down 55% in $. Capex was at $72 million (€51 million). Prefunding was $32 million (€23 million), a rate of 44%, as some prefunding was postponed. After-sales worldwide were $42 million (€30 million).
Multi-client land revenue was sequentially down 33% in $. Capex was at $15 million (€11 million). Prefunding was $17 million (€12 million), a rate of 115%, reflecting the strong interest in our Haynesville shale gas program. After-sales were $10 million (€7 million).
Group EBITDAs was $176 million (€126 million), a margin of 25%.

[1]	—	The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	—	The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

	Fourth Quarter	First Quarter		First Quarter
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group EBITDAs	248	176	282	126	215
margin	33%	25%	33%	25%	33%
Sercel EBITDAs	51	62	64	44	49
margin	24%	28%	32%	28%	32%
Services EBITDAs	202	137	243	98	185
margin	36%	27%	35%	27%	35%
Group Operating Income was $37 million (€26 million), a margin of 5% as the strengthening performance of Sercel and increased sequential performance across all Services segments was impacted by lower priced backlog in marine and lower multi-client contributions.

	Fourth Quarter	First Quarter		First Quarter
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group Operating Income	55	37	131	26	100
margin	7%	5%	15%	5%	15%
Sercel Op. Income	39	50	54	36	41
margin	18%	22%	27%	22%	27%
Services Op. Income*	22	14	106	10	81
margin	4%	3%	15%	3%	15%
Financial Charges
Financial charges were $34 million (€25 million)
Net Income was $0.5 million (€0.4 million), resulting, after the impact of minority interests of $4 million, in a negative EPS of -€0.02 per ordinary share and -$0.02 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $151 million (€108 million) up 23% year-on-year.
Capex
Global Capex was $142 million (€101 million) this quarter, a reduction of 19% year-on-year.
•	Industrial Capex was $55 million (€39 million)

•	Multi-client Capex was $87 million (€62 million) down 5% in $ with a 56% prefunding rate

	Fourth Quarter	First Quarter
In million $	2009	2010	2009

Capex	116	142	175
Industrial	58	55	84
Multi-client	58	87	91
Free Cash Flow
After interest expenses paid during the quarter, free cash flow was $6 million.
Balance Sheet
Net Debt to Equity Ratio

The Group’s gross debt was reduced $130 million to $1.936 billion (€1.436 billion) at the end of March 2010.
With $593 million (€440 million) in available cash, Group net debt was $1.343 billion (€996 million) and the net debt to equity ratio was stable at 35%.
First Quarter 2010 Comparisons with First Quarter 2009

Consolidated Income Statement	Fourth Quarter	First Quarter		First Quarter
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Exchange rate euro/dollar	1.482	1.398	1.313	1.398	1.313

Operating Revenue	747.8	696.1	851.2	498.0	648.5
Sercel	215.0	221.9	201.1	158.9	153.8
Services	561.8	511.3	688.7	365.7	524.7
Elimination	-29.1	-37.1	-38.6	-26.6	-30.0
Gross Profit	166.8	148.0	256.3	105.9	195.3
Operating Income	54.6	36.8	131.5	26.3	100.3
Sercel	38.8	49.6	54.3	35.5	41.2
Services*	22.4	14.1	106.1	10.1	80.8
Corporate and Elimination*	-6.6	-26.9	-28.9	-19.3	-21.7
Financial Items	-42.4	-23.9	-31.2	-17.1	-23.7
Income Tax	-6.9	-8.9	-30.5	-6.4	-23.2
Deferred Tax on Currency Translation	-4.4	-3.8	0.4	-2.7	0.3
Income from Equity Investments	4.3	0.3	0.5	0.2	0.4
Net Income	5.2	0.5	70.7	0.4	54.0
Earnings per share (€) / per ADS ($)	0.02	-0.02	0.46	-0.02	0.35
EBITDAs	248.3	175.5	282.4	125.7	215.2
Sercel	50.9	61.7	64.2	44.2	48.7
Services	201.9	136.8	242.9	97.9	185.1
Industrial Capex	58.4	54.9	84.1	39.3	64.0
Multi-client Capex	58.0	87.0	91.2	62.2	69.5

*	Starting in 2010, operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment. These eliminations were previously presented in Eliminations and Adjustments. The segment information related to our Services segment for the three months ended March 31, 2009 and for the three month ended December 31, 2009 was restated to reflect this change in our internal financial reporting.

Other Information
—  Robert BRUNCK, Chairman and CEO, will comment on the results during the Shareholders meeting at 9:30 AM — at Auditorium Etoile St Honoré — 21-24 rue Balzac — Paris 8th.
—  An English language conference call is scheduled at 3:00 PM (Paris time) — 2:00 PM (London time) — 8:00 AM (US CT) — 9:00 AM (US ET). To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

— US Toll-Free	1-877-485-3104
— International call-in	1-201-689-8579
— Replay	1-877-660-6853 & 1-201-612-7415 Event ID: 342 717
You will be asked for the name of the conference: “CGGVeritas Q1 2010 results”.
•	The presentation is posted on the Company website and can be downloaded

•	Detailed financial results (6K) are available on our website: www.cggveritas.com

•	The conference call will be broadcast live on our website www.cggveritas.com and a replay will be available for two weeks thereafter
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5th, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate